SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                         (Amendment No.1)

              Resort Income Investors, Inc.
                        (Name of Issuer)
                 		   Common Stock
                   (Title of class of securities)

                            76116510
                         (CUSIP Number)

                      Peter A. Nussbaum, Esq.
                     Schulte Roth & Zabel LLP
                         900 Third Avenue
                    New York, New York  10022
                         (212) 756-2000
   (Name, address and telephone number of person authorized to receive notices and communications)

                        May 22, 1997
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 034638                                      Page 2 of 6 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.    13-3700768

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0%

     14        TYPE OF REPORTING PERSON*
                    PN
<PAGE



                           SCHEDULE 13D

CUSIP No. 034638                                       Page 3 of 6 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners II, L.P.    13-3863925

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0%

     14        TYPE OF REPORTING PERSON*
                    PN
<PAGE



                                                           Page 4 of 6 Pages
     This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the "Statement") relating to the shares of common stock("Shares") of Resort Income Investors, Inc., a Delaware corporation (the "Company"), previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), and Gotham Partners II, L.P., a New York limited partnership ("Gotham II"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Statement.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item 2 is hereby amended to add the following information.

Item 2. Identity and Background

	The business address each of Gotham, Gotham II, Section H, Karenina, DPB and Messrs. Ackman and Berkowitz is 110 East 42nd Street, 18th Floor, New York, New York, 10017.


Item 3 is hereby amended to add the following information.

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate sale price of the Shares sold by Gotham and Gotham II and reported in this Amendment No. 1 was $56,409 and $1,087, respectively.

Item 5 is hereby amended to add the following information.

Item 5. Interest in Securities of the Issuer

     (a)	Gotham and Gotham II no longer own any Shares as of the date of this Amendment.

     (c) The tables below set forth information with respect to all new purchases and sales of Shares by Gotham and Gotham II. In each case, the transactions were effected in open-market transactions on the NASDAQ.

<PAGE



                                                           Page 5 of 6 Pages
Gotham

Date         Number of Shares	       Price per Share
                   Sold

5/22/97          216,966                    .26

Gotham II

Date         Number of Shares         Price per Share
                   Sold

5/22/97          4,181                      .26

Except as described above, none of Gotham, Gotham II, Section H,
Karenina, DPB, Mr. Ackman or Mr. Berkowitz has effected any transactions in the securities of the Company during the past sixty days.



<PAGE



                                                       Page 6 of 6 Pages


                       *            *            *
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

May 27, 1997

                    GOTHAM PARTNERS, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: KARENINA CORP.,
                              a general partner of Section H Partners, L.P.

                          By: /s/ William A. Ackman
                              William A. Ackman
                              President

                          By: DPB CORPORATION,
                              a general partner of Section H Partners, L.P.


                          By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President

                    GOTHAM PARTNERS II, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: KARENINA CORPORATION,
                              a general partner of Section H Partners, L.P.

                          By: /s/ William A. Ackman
                              William A. Ackman
                              President

                          By: DPB CORPORATION,
                              a general partner of Section H Partners, L.P.

                              By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President